T. Rowe Price Summit Municipal Fund, Inc.

T. Rowe Price Summit Municipal Income Fund

In section 3, the following operating policy was added:

The fund may occasionally purchase equity securities or securities convertible into equity securities, including equity securities issued by investment companies consistent with the funds’ investment strategies, but may not purchase shares of common stock issued by operating companies.

In section 3, the following operating policy was added:

The fund may occasionally purchase equity securities or securities convertible into equity securities, including equity securities issued by investment companies consistent with the funds’ investment strategies, but may not purchase shares of common stock issued by operating companies.